UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-29085

IMPSAT S.A.
(Exact name of registrant as specified in its charter)

Alférez Pareja 256 (1107)
Buenos Aires, Argentina
(5411) 5170-0000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee with respect $125,000,000 12-1/8% Senior Guaranteed Notes due 2003
of IMPSAT Fiber Networks, Inc.

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(i)	/X/
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: No Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, IMPSAT S.A. has caused this Certificate and Notice of Termination to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2003	By:	/s/ Jorge Paternostro
Name: Jorge Paternostro
Title: Chief Accounting Officer